[redacted]

08006135

082-03023

File Number: ~~82-4991~~

GOLDEN HOPE MINES LIMITED

1320- 4 King Street West
Toronto, ON M5H 1B6

Tel.: 416-363-1240
Fax: 416-864-0175

SEC
Mail Processing
Section

DEC 01 2008

Washington, DC
105

November 28, 2008

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.
U.S.A. 20549

SUPPL

Gentlemen:

Enclosed is information, which *Golden Hope Mines Limited* has made public pursuant to the laws of the Provinces of Ontario, Quebec, Alberta and British Columbia, Canada.

The following materials are being furnished pursuant to Rule 12g3-2(b):

(a) Unaudited financial statements dated September 30, 2008
(b) Management Discussion & Analysis dated September 30, 2008

Please contact the undersigned if you have any questions.

Yours truly,
Golden Hope Mines Limited

Ronald Haller
Secretary

PROCESSED
DEC 09 2008
THOMSON REUTERS

GOLDEN HOPE MINES LIMITED
(INCORPORATED UNDER THE LAWS OF THE PROVINCE OF ONTARIO)
BALANCE SHEET
(Unaudited without review by auditor)

	Sept. 30, 2008	Dec 31, 2007
ASSETS		
Current		
Cash	$ 492,483	$ 775,577
Accounts receivable	51,250	158,143
Notes receivable (Note 2)	30,000	105,000
Prepaid expenses and sundry assets	111,474	178,388
	685,207	1,217,108
Mining claims and deferred exploration expenditures (Note 3)	11,372,328	10,244,090
	$12,057,535	$11,461,198
LIABILITIES		
Current		
Accounts payable and accrued liabilities (Note 4)	$ 623,954	$ 538,330
Long-term debt (Note 5)	248,000	-
Future income taxes (Note 6)	759,000	688,000
	1,630,954	1,226,330
SHAREHOLDERS' EQUITY		
Share capital (Note 7)		
Authorized:		
Unlimited common shares		
Issued:		
55,865,753 common shares (2007-49,631,047)	15,724,472	15,038,822
Contributed Surplus	3,451,421	3,451,421
Deficit	(8,749,312)	(8,255,375)
	10,426,581	10,234,868
	$ 12,057,535	$11,461,198

See accompanying notes

GOLDEN HOPE MINES LIMITED
STATEMENT OF OPERATIONS AND DEFICIT
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2008
(Unaudited without review by auditor)

	2008	2007
Revenue:		
Interest earned	$ 8,835	$ 83,566
Expenses:		
Shareholders' information	283,843	320,800
Property investigation	172,138	509,608
Management fees and salaries	180,645	231,800
General and administrative	148,146	110,613
	784,772	1,172,821
Net loss before income taxes	775,937	1,089,255
Income tax recovery	282,000	-
Net loss for the period	493,937	1,089,255
Deficit, beginning of period	8,255,375	5,773,711
Deficit, end of period	$ 8,749,312	$ 6,862,966
Loss per common share	$ 0.009	$ 0.024
Weighted average number of common shares during the period	53,975,184	44,383,879

See accompanying notes

GOLDEN HOPE MINES LIMITED
STATEMENT OF OPERATIONS AND DEFICIT
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2008
(Unaudited without review by auditor)

	2008	2007
Revenue:		
Interest earned	$ 155	$ 24,588
Expenses:		
Shareholders' information	99,843	94,140
Property investigation	38,144	344,392
Management fees and salaries	61,500	92,800
General and administrative	69,463	56,677
	268,950	588,009
Net loss before income taxes	268,795	563,421
Income tax recovery	100,000	-
Net loss for the period	168,795	563,421
Deficit, beginning of period	8,580,517	6,299,545
Deficit, end of period	$ 8,749,312	$ 6,862,966
Loss per common share	$ 0.002	$ 0.013
Weighted average number of common shares during the period	55,329,074	47,739,729

See accompanying notes

GOLDEN HOPE MINES LIMITED
STATEMENT OF CASH FLOWS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2008
(Unaudited without review by auditor)

	2008	2007
CASH PROVIDED BY (USED IN):		
Operations:		
Net loss	$ (493,937)	$(1,089,255)
Changes in non-cash components of working capital		
Decrease (increase) in accounts receivable	106,893	(252,420)
Decrease (increase) in notes receivable	75,000	(105,000)
Decrease in prepaid expenses	66,914	-
Increase (decrease) in accounts payable	85,624	(830)
	(159,506)	(1,447,505)
Financing Activities:		
Sale of common shares for cash	1,076,000	570,060
Value of common shares issued in consideration for resource properties	53,600	-
Advances from related parties	-	14,802
Agents' commissions	(90,950)	-
Increase in long-term debt	248,000	-
Decrease on future income taxes	(282,000)	-
	1,004,650	584,862
Investing Activities:		
Government grant	420,490	-
Mining claims and deferred exploration expenditures	(1,548,728)	(985,084)
	(1,128,238)	(985,084)
Decrease in cash	(283,094)	(1,847,727)
Cash, beginning of period	775,577	3,888,343
Cash, end of period	$ 492,483	$2,040,616

See accompanying notes

GOLDEN HOPE MINES LIMITED
STATEMENT OF CASH FLOWS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2008
(Unaudited without review by auditor)

	2008	2007
CASH PROVIDED BY (USED IN):		
Operations:		
Net loss	$ (168,795)	$ (563,421)
Changes in non-cash components of working capital		
Increase in accounts receivable	(6,479)	(163,120)
Decrease in notes receivable	-	55,543
Decrease in government grant receivable	420,490	-
Decrease in prepaid expenses	198	-
Increase (decrease) in accounts payable	(151,606)	194,354
	93,808	(476,644)
Financing Activities:		
Sale of common shares for cash	640,000	157,360
Value of common shares issued in consideration for resource properties	9,600	-
Advances from related parties	-	12,000
Agents' commissions	(58,700)	-
Decrease in future income taxes	(100,000)	-
	490,900	169,360
Investing Activities:		
Mining claims and deferred exploration expenditures	(417,348)	(312,100)
Increase (decrease) in cash	167,360	(619,384)
Cash, beginning of period	325,123	2,660,000
Cash, end of period	$ 492,483	$2,040,616

See accompanying notes

GOLDEN HOPE MINES LIMITED
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(Unaudited without review by auditor)

1. Summary of Significant Accounting Policies

Nature of Operations

The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company is in the process of exploring its resource properties and has not yet determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for resource properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mining claims, the ability of the Company to obtain necessary financing to complete the development, future profitable production and the support of the Company's trade creditors.

The financial statements do not give effect to any adjustments to the amount of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the ordinary course of business.

Mining Claims

Mining claims are carried at cost until they are brought into production at which time they are depleted on a unit-of-production basis.

Exploration expenditures relating to mining claims are deferred until the properties are brought into production at which time they are amortized on a unit-of-production basis.

The cost of claims abandoned or sold and the deferred exploration costs relating to claims abandoned or sold are charged to operations in the current year.

If, in the opinion of management, the results of exploration are not sufficiently promising to warrant further work, or further development has not occurred over a three year period there is a presumption of impairment and, accordingly, the carrying values will be written down to a nominal carrying value.

Administrative expenses

Administrative expenses are charged to operations in the year incurred.

Use of Estimates

The preparation of the Company's financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the amounts reported and disclosed in the financial statements. Actual results could differ from those estimates.

Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

Stock based compensation

The Company accounts for stock-based compensation in accordance with CICA Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments." This standard requires that stock-based payments to non-employees and direct awards of stock to employees and non-employees are accounted for using a fair-value method of accounting.

Flow-through shares

The Company will from time to time issue flow-through shares to finance a portion of its capital expenditure program. Pursuant to the terms of flow-through share agreements, the tax deductions associated with the expenditures are renounced to the subscribers. Accordingly, share capital will be reduced and a future tax liability will be recorded equal to the estimated amount of future income taxes payable by the Company as a result of the renunciations, when the renunciations are made.

Earnings per share

Basic income per share is computed using the weighted average number of common shares outstanding during the year. Diluted income per share is computed using the weighted average number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options and warrants using the treasury stock method.

Foreign currency translation

The monetary assets and liabilities of the Company denominated in foreign currencies are translated at the rate of exchange at the balance sheet date. Revenues and expenses are translated at the average exchange rate prevailing during the period. Exchange gains or losses are included in operations.

Accounting changes

The CICA issued section 1506 of the CICA Handbook, *Accounting Changes*, which establishes criteria for changing accounting policies and describes how to apply changes in accounting policies, accounting estimates, and changes resulting from the correction of errors. These changes, including the related disclosure requirements, came into effect as of January 1, 2007 and did not impact these financial statements.

Changes in accounting policy

Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") under CICA Handbook Section 1530 "Comprehensive Income" ("Section 1530"), Section 3251 "Equity", Section 3855 "Financial Instruments – Recognition and Measurement" ("Section 3855"), Section 3861 "Financial Instruments – Disclosure and Presentation" and Section 3865 "Hedges". These new sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Under Section 3855, all financial instruments are classified into one of five categories: held-for-trading, held-to maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification as follows: (1) held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; (2) available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is unrecognised or impaired; and (3) all derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify

for the normal sale normal purchase exemption and changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

As a result of the adoption of these new standards, the Company has classified its cash as held-for-trading.

Receivables are classified as loans and receivables. Accounts payable and accrued liabilities are classified as other financial liabilities, all of which are measured at amortized cost.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability.

As a result of the application of Section 3855, the Company has determined that no adjustment is necessary to the opening deficit balance.

Asset Retirement Obligations

The Company follows CICA Handbook Section 3110 "Asset Retirement Obligations" which establishes standards for asset retirement obligations and associated retirement costs related to site reclamation and abandonment.

The fair value of the liability for an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. As at September 30, 2008 the Company has not incurred any significant asset retirement obligations related to the exploration and development of its mineral properties.

Impact of accounting policies not yet adopted

In December 2006, the Canadian Institute of Chartered Accountants published new Section 1535, "Capital Disclosures". The new section establishes standards for disclosing information about an entity's capital and how it is managed. This new standard is effective for fiscal years beginning on or after October 1, 2007 and the Company implemented it as of January 1, 2008. The new accounting standard only addresses disclosures and will have no impact on the Company's financial results.

In June 2007, the Canadian Institute of Chartered Accountants modified Section 1400, "General Standards of Financial Statement Presentation", in order to require that management make an assessment of the Company's ability to continue as a going concern over a period which is at least, but is not limited to, twelve months from the balance sheet date. These new requirements are effective for fiscal years beginning on or after January 1, 2008 and the Company implemented them as of January 1, 2008. The new requirements only address disclosures and will have no impact on the Company's financial results.

Financial Instrument-Disclosures, Section 3862, describes the required disclosures related to the significance of financial instruments on the entity's financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. The section complements the principles of recognition, measurement and presentation of financial instruments of section 3855, Financial instrument-Recognition and Measurement.

Section 3863 Financial Instruments-Presentation. This section establishes standards forpresentation of financial instruments and non-financial derivatives. It complements standards of Section 3861 Financial Instruments-Disclosures and Presentation. The Company is currently evaluating the impact of the adoption of this new Section on the financial statements.

2. Notes receivable

The notes receivable are due from Optimus Asset Management Inc., a Company related to a shareholder and director of the company. The notes are non-interest bearing, unsecured and due on March 31, 2008.

3. Mining Claims and Deferred Exploration Expenditures

	Opening	Additions	Government Grant	Closing
Bellechasse, Panet and Ware Townships, Quebec				
Acquisition	$ 933,053	$ 495,000	$ -	$ 1,428,053
Exploration	9,144,986	1,052,868	(420,490)	9,777,364
Pembroke, Maine, USA				
Acquisition	166,051	860	-	166,911
	$10,244,090	$1,548,728	$(420,490)	$11,372,328

Bellechasse, Panet and Ware Townships Property

The Company holds a block of contiguous claims subject only to a 10% net profit royalty. The claims were acquired from Gold Belt Mining Ltd.

Pursuant to an agreement dated August 13, 1990, as amended, the Company acquired an option to earn a 100% interest in 4 claims for $400,000, subject only to a 5% net profits royalty on net profits in excess of $250,000.

On November 19, 2007, the Company acquired the remaining interest in claims located in Bellechasse Township, Quebec, for $275,000 on the following terms: (i) the issue of 166,668 common shares of the Company valued at $0.30 for $50,000 in order to earn an additional 25% interest; (ii) $100,000 cash payable on or before May 10, 2008 in order to earn an additional 25% interest and (iii) $125,000 cash payable on or before November 28, 2008 in order to earn the remaining 25% interest. The claims would not be subject to any royalties.

On March 3, 2008, the Company acquired five additional contiguous claims located in Bellechasse Township, Quebec on the following terms: (i) $25,000 cash payment and the issue of 200,000 common shares of the Company valued at $0.22 for $44,000 upon signing the agreement and (ii) the issue of 200,000 common shares of the Company valued at $0.22 for $44,000 on or before December 31, 2008. The claims would not be subject to any royalties.

On June 17,2008, as amended September 5, 2008, the Company acquired twenty-two additional contiguous claims located in Bellechasse Township, Quebec on the following terms; (i) $25,000 cash payment and the issue of 80,000 common shares values at $0.12 for $9,600 upon signing the agreement; (ii) $35,000 cash payment, the issue of 120,000 common shares valued at $0.12 for $14,400 and property expenditures of $50,000 on or before September 5, 2009; (iii) $75,000 cash payment, the issue of 150,000 common shares values at $0.12 for $18,000 and property expenditures of $75,000 on or before September 5, 2010 and (iv) property expenditures of $100,000 on or before September 5, 2011. The claims would not be subject to any royalties.

The property now consists of approximately 1,300 claims for a total of 47,837 hectares (118;205 acres).

On August 8, 2008, the Company received a grant of $420,490 from the Ministry of Revenue of Quebec in connection with expenditures on the property for the year ended December 31, 2007.

Pembroke, Maine, USA

Pursuant to an agreement dated October 1, 2007, the Company had purchased the surface rights in certain properties located in Pembroke in the state of Maine, U.S.A. and described as follows:

Mains Properties - containing approximately 160 acres.

Gardner Property - containing approximately 67 acres.

Part of Wilder Properties - containing approximately 15 acres.

The properties were acquired for $122,375 ($125,000 USD).

On May 15, 2007, the Company reached a settlement agreement for the purchase of the land located in Pembroke, Washington County, U.S.A., being the northwestern half of lot number six (6) in the fourth (4th) range, containing approximately 100 acres, from Irene and Gary Moore, for a total settlement amount of $41,056 ($36,000 USD).

4. Accounts payable and accrued liabilities

Included in accounts payable is an accrual for a judgement rendered on December 2, 2004 against the company in the amount of $79,833. At September 30, 2008, this amount is still outstanding and bears interest plus costs.

Also included in accounts payable is an accrued liability of $175,000 for the purchase of the remaining 50% interest in claims in Bellechasse Township, Quebec, pursuant to the agreement of November 19, 2007. An accrued liability of $44,000 has been recorded for the acquisition of claims located in Bellechasse Township, Quebec on March 3, 2008. An accrued liability of $99,400 has been recorded for the acquisition of claims located in Bellechasse Township, Quebec on June 17, 2008, as amended September 5, 2008 (Note 3).

5. Long-term debt

An accrued long-term liability of $248,000 has been recorded for the acquisition of claims located in Bellechasse Township, Quebec on June 17, 2008, as amended September 5, 2008 (Note 3).

6. Income taxes

The tax effect of significant temporary differences representing future tax liability is as follows:

Future income tax liabilities	2008	2007
Renounced expenditures	$ 1,839,000	$ 1,454,000
Operating loss carry forwards	(918,000)	(636,000)
Share issue costs	(162,000)	(130,000)
	$ 759,000	$ 688,000

As at September 30, 2008, the Company has losses carried forward which are deductible from future income for tax purposes and the losses expire as follows:

2008	$ 148,000
2009	99,000
2010	197,000
2011	142,000
2015	91,000
2016	138,000
2017	945,000
	$ 1,760,000

As at September 30, 2008, the Company had exploration and development expenses totaling approximately $6,725,000 available to reduce future years' taxation income.

7. Related party transactions

The Company was charged management fees in the amount of nil (2007 - $4,500) from 154327 Canada Inc., a Company controlled by the past chairman and president of the Company.

By directors' resolution dated April 9, 2008, it was resolved that the current president of the Company be paid a salary of $150,000 for the year ended December 31, 2008 and receive a 1% bonus on financings when he's actively involved.

The Company was charged management fees and salaries in the amount of $105,600 (2007 - $126,800) by the current president of the Company. He also charged bonuses of $10,700 in connection with the private placements of $1,070,000 during the period which amount is included in agents' commissions (Note 8). In addition, the Company made statutory employer contributions of $3,045 (2007 – nil) on his behalf.

The Company was charged management fees in the amount of $72,000 (2007 - $64,000) by 9132-8757 Quebec Inc., a Company owned by the vice-president of the Company. He also charged a bonus of $10,700 in connection with the private placements of $1,070,000 during the period which amount is included in agents' commissions (Note 8).

During the period, the Company was charged nil (2007 - $18,750) consulting geological fees by another director.

During the period, the current president of the Company was entitled to reimbursement of expenses of $43,588 (2007 - $41,943).

During the period, the vice-president of the Company was entitled to reimbursement of expenses of $13,790 (2007 - $35,084).

8. Share capital

Common shares

	Number of shares	Amount
Balance, December 31, 2007	49,631,047	$ 15,038,822
Issued on flow-through private placement	5,914,706	1,070,000
Issued on exercise of options for cash	40,000	6,000
Issued in consideration for resource properties	280,000	53,600
Agents' commissions	-	(90,950)
Reduction for future income tax liability	-	(385,000)
Tax benefit of share issue costs	-	32,000
Balance, June 30, 2008	55,865,753	$ 15,724,472

On June 6, 2008, the Company issued 2,150,000 flow-through common shares by way of a private placement at a price of $0.20 per share for $430,000. In conjunction with this placement, the Company paid commissions of $36,550 and issued broker warrants to purchase 139,750 common shares at a price of $0.24 per share, expiring December 7, 2008.

On July 11, 2008, the Company issued 3,764,706 flow-through common shares by way of a private placement at a price of $0.17 per share for $640,000. In conjunction with this placement, the Company paid commissions of $54,400, and issued broker warrants to purchase 114,706 common shares at a price of $0.24 per share, expiring January 11, 2010.

9. Stock based compensation

A summary of the status of the Company's stock option plan as of September 30, 2008 and 2007 and changes during the periods then ended are as follows:

	2008 Number of options	2008 Weighted Average Exercise Price	2007 Number of options	2007 Weighted Average Exercise Price
Outstanding, beginning of period	5,165,000	$ 0.32	8,794,000	$ 0.27
Issued during the period	200,000	0.35	4,310,000	0.35
Exercised during the period	(40,000)	0.15	(1,730,000)	0.16
Expired during the period	(189,000)	0.14	(1,855,000)	0.15
Cancelled during the period	-	-	(3,000,000)	0.50
Outstanding, end of period	5,136,000	$ 0.33	6,519,000	$ 0.29

At September 30, 2008, the following stock options were outstanding:

Options	Price	Expiry
450,000	$0.15	February 24, 2009
44,000	0.20	June 15, 2009
50,000	0.20	July 6, 2009
32,000	0.20	April 4, 2010
100,000	0.25	May 19, 2010
4,260,000	0.35	September 30, 2010
200,000	0.35	April 11, 2011

10. Segmented information

The Company's operations comprise a single reporting operating segment engaged in the exploration of mineral resources. As operations comprise a single reporting segment amounts disclosed in the financial statements for revenue, expenses and loss for the period also represent segment amounts.

11. Comments for U.S. readers

Differences in the Generally Accepted Accounting Principles ("GAAP") between those utilized in Canada and those utilized in the United States create differences in the treatment of certain transactions and the disclosures contained in the financial statements. Accordingly, disclosure of those differences and reconciliation with United States accounting practices is appropriate for United States readers of the financial statements.

The financial statements of the Company for the nine month period ended September 30, 2008 and the year ended December 31, 2007 have been prepared in accordance with the generally accepted accounting principles as applied in Canada (Canadian "GAAP"). In the following respects, generally accepted accounting principles as applied in the United States ("U.S. GAAP") differ from those applied in Canada.

There would be no adjustments needed to arrive at net loss for the nine month period ended September 30, 2008 and the year ended December 31, 2007 if U.S. GAAP were employed. Similarly, there would be no adjustments needed to arrive at shareholders' equity as at September 30, 2008 and December 31, 2007 if U.S. GAAP were employed.

Accounting for future (deferred) income tax

The significant differences between U.S.GAAP and Canadian GAAP in the accounting for future income taxes relate to the treatment of proposed changes in income tax rates and terminology. Under Canadian GAAP, future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to

apply when the differences between the accounting basis and tax basis of assets and liabilities reverse. Under U.S. GAAP, future income tax assets and liabilities are called deferred income tax assets and liabilities and are measured using only currently enacted tax rates and laws. As at September 30, 2008 and December 31, 2007, the difference in rate determination did not result in any adjustments from Canadian to U.S. GAAP since any deferred tax assets were not considered more likely than not to be realized and , accordingly, a full valuation allowance was recorded on such assets.

Contributed surplus

There is a difference between U.S. GAAP and Canadian GAAP for contributed surplus with respect to terminology. Under U.S. GAAP, contributed surplus is called "additional paid in capital".

12. Statement of Shareholders' Equity

	Common Shares					
	Shares	Amount	Share Subscription	Contributed Surplus	Deficit	Total
Balance, December 31, 2005	26,001,829	$9,857,321	$5,000	$51,019	$(4,349,459)	$5,563,881
Sale of common shares for cash – net of share issue costs	17,082,053	4,836,296	(5,000)	-	-	4,831,296
Common shares issued on settlement of debt	1,549,190	531,783	-	-	-	531,783
Common shares issued to satisfy finders fees	298,507	36,500	-	-	-	36,500
Fair value of stock based compensation	-	-	-	1,426,900	-	1,426,900
Fair value of purchase warrants	-	(1,029,024)	-	1,029,024	-	-
Reallocation on exercise of options and warrants	-	127,261	-	(127,261)	-	-
Tax benefit of share issue costs	-	218,000	-	-	-	218,000
Net loss	-	-	-	-	(1,424,252)	(1,424,252)
Balance, December 31, 2006	44,931,579	14,578,137	-	2,379,682	(5,773,711)	11,184,108
Sale of common shares for cash	4,152,800	725,560	-	-	-	725,560
Common shares issued on settlement of debt	380,000	57,000	-	-	-	57,000
Common shares issued for mining claims	166,668	50,000	-	-	-	50,000
Reduction for future income tax liability	-	(722,400)	-	-	-	(722,400)
Fair value of stock based compensation	-	-	-	1,422,264	-	1,422,264

Reallocation on exercise of options and warrants	-	350,525	-	(350,525)	-	-
Net loss	-	-	-	-	(2,481,664)	(2,481,664)
Balance, December 31, 2007	49,631,047	15,038,822	-	3,451,421	(8,255,375)	10,234,868
Sale of common shares for cash	5,954,706	1,076,000	-	-	-	1,076,000
Common shares issued for mining claims	280,000	53,600	-	-	-	53,600
Agents' commissions	-	(90,950)	-	-	-	(90,950)
Reduction for future income tax liability	-	(385,000)	-		-	(385,000)
Tax benefit of share issue costs	-	32,000	-	-	-	32,000
Net loss	-	-	-	-	(493,937)	(493,937)
Balance, September 30, 2008	55,865,753	$15,724,472	$ -	$3,451,421	$(8,749,312)	$10,426,581

GOLDEN HOPE
MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

Nine month period ended September 30, 2008

This Management's Discussion and Analysis ("MD&A") of results of operations and financial condition of Golden Hope Mines Limited ("Golden Hope" or "the Company") describes the operating and financial results of the Company for the nine month period ended September 30th, 2008. The MD&A supplements do not form part of the Financial Statements of the Company and should be read in conjunction with Golden Hope's unaudited Financial Statements and related notes for the nine month period ended September 30th, 2008.

The Company prepares and files its Financial Statements in accordance with Canadian generally accepted accounting principles ("GAAP"). All dollar amounts herein are in Canadian currency unless otherwise specified.

Forward-looking Statements

Some statements contained in this MD&A are forward-looking, and therefore involve uncertainties or risks that could cause actual results to differ materially. The Company disclaims any obligation to update forward-looking statements.

Date of MD&A

This MD&A was prepared using information that is current as at November 26, 2008, unless otherwise stated.

Overall Performance

Golden Hope Mines Limited is a junior mining company focused on the exploration acquisition and development of potentially large-scale gold and base metal projects with both underground and open-pit mining potential. Golden Hope's projects are located in Quebec, Canada and Maine, USA.

During the 2006 fiscal year, the Company was able to successfully complete a turnaround. Management closed multiple rounds of financings, engaged James Tisley, P.Eng. to lead the exploration team. In February 2007, the Board of Directors invited Louis Hoël to become a director and in March he was appointed President of Golden Hope. In September 2007, Frank Candido was appointed Vice President and a Director.

In April 2008 Mr. Andre J. Douchane was apointed to the Board of Directors. Mr. Douchane has over 35 years of mining industry experience at every level. Mr. Douchane is currently the President and CEO of Starfield Resources Inc. (SRU: TSX); the Chairman of the Board of North American Palladium Ltd. (PDL: TSX), (PAL: AMEX) and a member of the Board of Directors of Osisko Exploration Ltd. (OSK:TSX), (EWX: Deutsche Bourse). From 1996 to 2001 Mr. Douchane was also the Vice President of Operations for Franco-Nevada Mining Corporation (FNV: TSX). During that time, Mr. Douchane's responsibility's included putting together the team that permitted, designed, engineered, developed, constructed, and managed the operations of Franco-Nevada's high grade underground gold mine and mill in Midas, Nevada.

Mr. Douchane holds a Bachelors Degree in Mining Engineering from the New Mexico Institute of Mining and Technology. He has also completed the Executive Business Program at the Kellogg School of Business.

Mineral Properties

The Company's exploration focus is a large group of mineral claims in the Bellechasse – Chaudière area of Quebec, Canada (south east of Quebec City) as well as taking a regional approach in Maine, USA.

Bellechasse Gold Project

The 100% owned Bellechasse property is located south east of Quebec City at the end of the Appalachian range of mountains. The property consists of approximately 1,300 claims totaling 47,837ha (118,205 acres). It covers over 85% of a known mineralized belt. The Quebec property covers an area of continental collision in which thrust faulting is common. Locally, this collision terrain is part of the Appalachian Mountain fold belt. Widespread gold mineralization has historically been found between Bellechasse and west of the Chaudière River.

Mineralization with potential economic interest is hosted in zones of fracturing and brecciation in the older intrusives or other pre-existing competent rocks in structural features related to regional trans-current/transform faults.

Regional prospecting has located a series of post-Taconic ultrabasic bodies with associated alteration zones that contain base and precious metals. A detailed examination including mapping, sampling and diamond drilling is underway.


Legend
Devonian
Calcareous Sediments
Ordovician
Gabbro, Diorite
Magog Group : Siltstone, Mudstone, Shale, Sandstone
St Daniel (mélange)
Cambrian
Rosaire (paraschist)
Caldwell Group
Alkali Basalts
Arkose, Mudstone
Serpentinite
Serpentinized Ultramafic Rocks
Paragneiss
Fault
Golden Hope Mines Claims
Gold showing / deposit
Zn-Au-Cu-Ag showing / deposit
Ni-Zn-Cu-Au showing / deposit
Pt showing
Towns
Eastern Metals
Saint Magloire
Timmins / Ascot
5160000N
Lafayette
Lac Etchemin
Rivière des Plantes
Chute du Bras
(placer)
Beauceville
St. Georges
MAINE
0 kilometres 20
N
Coordinates NAD 83 - Zone 19
Golden Hope Mines Limited
Bellechasse Project
Regional Geology and Property Map
October 30, 2008

Background Information

Timmins Gold Deposit

The Timmins gold zone is hosted by an early diorite intrusive emplaced in Lower Palaeozoic sediments of southeastern Quebec. Gold was first confirmed in the Bellechasse area in 1950, and the Ascot and Timmins 1 zones were discovered at that time.

A third mineralized body was indicated by shallow diamond drilling in 1952 and referred to as the Timmins South Zone (now called Timmins 2). Due to thick overburden, trenching did not reach bedrock and the mineralized zone was not exposed. Little subsequent work was done until the current program began in the fall of 2006.

The Timmins 1, Timmins 2, and Ascot zones appear to be parts of one structural system. These three mineralized zones lie within an area measuring approximately 150 meters by 450 meters.

Management believes that, because of the geological setting, these mineralized zones show potential for significant continuity to depth (at least 1,000 meters). The deepest diamond drill hole at Timmins 1 reached 308 metres below surface and confirmed vertical continuity of the mineralized system.

The Ascot Zone in Lot 10, Range 2 Bellechasse Township has been exposed by trenching along a strike length of 210 metres where the overburden cover is less than two metres, and channel sampling of the exposed portion will be completed shortly. Additional trenching to the west and to the east followed by diamond drilling for structure and possibly large-diameter drilling to establish grade is planned.

2007 Exploration Program and Results

Timmins

In May, the Company hired Major Kennebec Drilling of Quebec (a subsidiary of Major Drilling Group International) to conduct a 5,700-foot diamond drilling program on several promising targets across the Bellechasse project. The first phase of this latest drilling was focused on the Timmins gold deposit, aiming to define the structure, continuity and extent of this particular quartz vein deposit, which is one of numerous mineralized zones identified on the property thus far. Nineteen diamond drill holes (1,.5 metres were completed on the Timmins Zone and three holes (472.2 metres) tested the nearby Timmins 2 Zone.

Table 1 - Assay Results For Two Diamond Drill Holes at Timmins 2 Zone *

Hole no.	From (m)	To (m)	Length (m)	Grade Au (g/t)
BD2007-66	48.62	55.07	6.45	7.51
Including	51.98	53.07	1.09	34.8
BD2007-67	37.86	56.64	18.78	1.85
Including	48.75	53.77	5.02	4.07

In October and November of 2007, trenching and excavation along Timmins 2 indicated a length of at least 200 metres. This expanded zone features a surface width of 10 metres at the western end, widening to over 80 metres in Trench 2, while still being open to the northeast.

The bedrock exposed by trenching was sampled by blasting a series of 140 contiguous advances. Each advance measured 1.0 metre x 1.5 metres x 1.5 metres and broke approximately 6 tonnes, of which 100kg to 200kg has been collected for processing. An additional 45 similar blast samples were taken from Timmins 1. All samples were crushed to 95%+ passing 20 mesh and progressively riffle split at our sample preparation facility to give two one-kilogram samples for Standard Fire Assay at Eastern Analytical Limited, Springdale Newfoundland.


Legend
Au Mineralized and Quartz Veined Diorite
Diorite
Area of Bulk Sampling (1960, 1975)
2007 Area of Trenching
Au Intersection (with reference or Au g/t / metres)
2008 Proposed Drill Holes
2007 Drill Holes (numbers prefixed by BD2007)
2003 to 2006 Drill Holes
Trench Blackhawk Mining (1960)
Significant Intersections Timmins 2
(g/t Au / core length in metres)
A 7.51 / 6.45 including 34.8 / 1.09
B 1.972 / 23.22 including 4.07 / 5.02
C 1.41 / 6.54 including 7.67 / 0.54
D 2.769 / 3.66 including 12.85 / 0.73
E 2.155 / 19.80 including 10.3 / 0.5
F 0.924 / 1.14
Bulk Sampling Results (1960, 1975)
G 32.658 tonnes at 0.96 g/t Au
H 11.543 tonnes at 19.96 g/t Au
I 21.772 tonnes at 3.53 g/t Au
J 15.908 tonnes at 19.85 g/t Au
N
metres
100
Ascot
Trench 2
Timmins 2
Trench 1
Timmins 1
Summary of Mineralized Zones

Table 1. Weight and grades of samples and splits:

SAMPLE #	area	TYPE	Interval begin m	Interval end m	Sample weight as received (kg)	1 kilogram SAMPLE SPLITS	Au ppb	Simple weighed av. grade Au g/t
74302	Rico	trench			74.4			2.000
						74302-40C	337	
						74302-40D	3690	
74761	Rico	trench	2.00	3.00	81.6			1.250
						74761-40C	1105	
						74761-40D	1397	
74762	Rico	trench	3.00	4.00	76.8			1.955
						74762-40C	2080	
						74762-40D	1830	
74763	Rico	trench	4.00	5.00	90.5			2.620
						74763-40C	3615	
						74763-40D	1630	
74764	Rico	trench	5.00	6.00	90.000			3.068
						74764-40C	2758	
						74764-40D	3379	
74765	Rico	trench	6.00	7.00	96.800			2.920
						74765-40C	4448	
						74765-40D	1395	
74766	Rico	trench	7.00	8.00	81.400			0.947
						74766-40C	585	
						74766-40D	1310	
74768	Rico	trench	9.00	10.00	69.900			1.069
						74768-40C	1073	
						74768-40D	1066	
74774	Rico	trench	15.00	16.00	69.400			27.030

						74774-40C	34669	
						74774-40D	19388	
74775	**Rico**	**trench**	16.00	17.00	**88.2**			**1.860**
						74775-40C	2210	
						74775-40D	1503	
74776	**Rico**	**trench**	17.00	18.00	**86.200**			**6.360**
						74776-40C	7060	
						74776-40D	5661	
74777	**Rico**	**trench**	18.00	19.00	**75.300**			**1.280**
						74777-40C	1093	
						74777-40D	1472	
74778	**Rico**	**trench**	19.00	20.00	**65.2**			**13.950**
						74778-40C	16570	
						74778-40D	11335	
74779	**Rico**	**trench**	20.00	21.00	**71.5**			**9.050**
						74779-40C	7943	
						74779-40D	10166	
74781	**Rico**	**trench**	22.00	23.00	**79.3**			**1.040**
						74781-40C	1346	
						74781-40D	734	
74782	**Rico**	**trench**	23.00	24.00	**72.3**			**10.850**
						74782-40C	21648	
						74782-40D	54	
74785	**Rico**	**trench**	26.00	27.00	**72.200**			**9.290**
						74785-40C	11051	
						74785-40D	7524	
74786	**Rico**	**trench**	27.00	28.00	**96.1**			**20.370**
						74786-40C	20178	
						74786-40D	20553	
74787	**Rico**	**trench**	28.00	29.00	**75.3**			**4.240**
						74787-40C	4764	
						74787-40D	3724	
74788	**Rico**	**trench**	29.00	30.00	**62**			**7.710**
						74788-40C	14323	
						74788-40D	1098	
74789	**Rico**	**trench**	30.00	31.00	**79**			**3.770**
						74789-40C	5503	
						74789-40D	2032	
74790	**Rico**	**trench**	31.00	32.00	**61.1**			**1.430**
						74790-40C	1490	
						74790-40D	1374	
74791	**Rico**	**trench**	32.00	33.00	**67.8**			**1.250**
						74791-40C	977	
						74791-40D	1519	
74794	**Rico**	**trench**	35.00	36.00	**77.800**			**1.190**
						74794-40C	793	
						74794-40D	1579	
74795	**Rico**	**trench**	36.00	37.00	**72.8**			**1.010**
						74795-40C	1129	
						74795-40D	884	

28 consecutive samples have a weighed average of 4.65g/t Au for a length of 28 meters.

Ascott Vein

A total of 68 preliminary samples were collected from seven trenches across the Ascot vein, which is part of the large Timmins gold deposit (see accompanying maps). Sample weights ranged from approximately seven to 37 kg, for a total of 1,473 kg. Each sample was crushed, quartered, and four cuts of one kg each were sent for standard fire assay at Eastern Analytical Limited of Springdale, Newfoundland.

Individual assays ranged from 0 to 34 g/t, while the weighted average gold content for those of the 68 samples taken from within the vein range from mineralized background (more than 150 ppb) to a maximum of 4.38 g/t.

Exploration program 2008:

Timmins Deposit:

Throughout the spring and summer of 2008, an extensive exploration program was continued on the Bellechasse - Chaudière group of claims in Quebec.

The goals of the program were as follows:
- Define the extent of the mineralization on the Timmins 2 deposit below surface
- Map and explore at surface the multiple serpentinite targets staked in 2007 – 2008
- Select potential serpentinite and other regional targets for follow-up drill testing

In the spring of 2008, a regional structural and geophysical study was completed. The results are an important guide for the current exploration program.

A new drill program was announced on June 19th, 2008. The first phase was designed to further define the structure, continuity, and extent of mineralization at depth in the Timmins 2 gold-bearing zone.
The program continued throughout the summer as the drilling confirmed the continuity of structure and mineralization. Logging of the cores shows geology similar to Timmins 1 as well as multiple occurrences of visible gold from near surface to approximately 200 metres depth reached by the deepest holes.

As of September 20th, 13 holes had been completed for a total of 1,871 metres. A fourteenth hole was in progress. This -70° hole is planned to test the mineralized structure approximately 300 metres vertically below surface.
The core is currently being logged, cut, sampled and sent to Eastern Analytical Limited for fire assay. Results will be released when received, compiled and interpreted.
The Company has planned additional deep stripping and rock trenching on Timmins 2 to expose and sample the mineralized zone. The 2008 drilling has confirmed our expectations on structure and mineralization for Timmins 2. The trenching will allow bulk sampling to test the grade at surface.

Additionally, a surface geochemical program will begin shortly on two other Timminstype targets within the Bellechasse area claim group.

Serpentinite:

Following the prompt completion of drilling on the Timmins zones, the equipment will be immediately moved to test several other key and highly promising serpentinite targets in the Bellechasse-Chaudière property.
The large number of claims staked and acquired to cover serpentinites in the last twelve months is the focus of this year's exploration program.

Field work on the ten serpentinite targets is ongoing at the known mineral showings within the claims and will extend along the observed/interpreted contacts, with special attention to areas of structural disturbance that may provide favourable conditions for mineral accumulation. Historical data together with results of a recent (spring 2008) extensive geophysical and structural study will define priority drill targets.

Ultrabasic rocks are generally enriched in copper, nickel, cobalt, gold, silver, and platinum group metals. Under favourable conditions, alteration of ultrabasic rocks to serpentinites is accompanied by release of water, silica, and carbonates that can collect, transport, and re-deposit these metals.

Our experience with mineralization associated with serpentinites led the Company to investigate several in the Bellechasse–Chaudière area. Early results indicate that the geochemical processes that have resulted in development of cobalt and nickel deposits, for example those at Bou Azzer, Morocco, were active in south-eastern Quebec, as indicated by the Eastern Metals copper and nickel bodies near St Fabien, Quebec.

The association of gold with serpentinized rocks was observed at Bou Azzer in extensive, but not particularly obvious silicification of both the wall rocks and, to a lesser extent, of the ultrabasic bodies themselves. Justification for this part of the exploration program lies in the gold mineralization observed along the contacts of the serpentinites. The Company has an estimated 100+ kilometers of serpentinite contact to explore.

2008 Program:

Preliminary mapping and sampling of 70% of our 12 serpentinite targets was done throughout the summer and has allowed us to narrow our focus to the most promising targets. These have the geological signature we are searching for and hopefully the potential for large deposits size.
Our technical team has selected the Rivière des Plantes as the first target for test drilling. Partially acquired in June 2008 with additional staking thereafter, the area yielded an approximately 45 ounce alluvial gold nugget discovered during the regional placer gold rush of the 1800s. Evidence of this alluvial mining is still visible. In the 1950s, some exploration took place that including diamond drilling.
Although the prospectors had little interest in gold at the time, core logs shows significant silicification is present in the intrusives and in the host rocks. Geophysical surveys done in the 1990s defined interesting IP anomalies along the silicified contact.
The Riviere des Plantes property was acquired under the terms stated hereafter:

Date	Cash Payment	GNH Shares	Property Expenditures
September 5, 2008	$ 25,000.00	80,000	-
1st anniversary	$ 35,000.00	120,000	$50,000
2nd anniversary	$ 55,000.00	150,000	$75,000
3rd anniversary	-	-	$100,000
Total:	$115,000	350,000	$225,000

Maine, USA

The Company has taken a regional approach in Maine, USA. Management recognized that the geological environment is very similar to the one in New Brunswick, where mining and exploration activity is presently very active. Golden Hope has built an extensive database of known deposits and grass roots properties. The results of this investigation have shown great potential for the region and its mineral resources. The company has also established and targeted diverse ownership groups and has started negotiations to lease or acquire mineralized zones. The goal is to build a portfolio of deposits in Maine to facilitate potential mining operations and ensure their economical potential.

The Company has also established relastionships with the diverse governmental bodies responsible for the regulation of natural resources, exploration and extraction in Maine. These relationships include such offices as the Department of Environmental Protection (DEP), the State Geologist and the Governor's office. Management's current understanding of the state, its geology and working environment will be a key factor in the Company's success in Maine. Golden Hope will aggressively pursue its acquisition and exploration program there in the next few years.

Capital Resources

Financings

During 2006 the Company was able to substantially increase its capital reserves through multiple rounds of financings at increasing prices per share. From May to August 2006, Golden Hope raised a total of $835,000, issuing a total of 7,685,065 shares and 7,685,065 warrants.

On December 6, 2006 the Company successfully closed a $4.2 million brokered private placement led by Sprott Securities and Dundee Securities of Toronto. This placement included $2 million of flow-through shares, to pay exploration expenses (as such term is defined in the Canadian Income Tax Act) on its Bellechasse Gold Project.

In 2008 GNH returned to the capital market to finance it's current exploration program. On June 6, 2008 it raised $430,000 through the issuance of 2,150,000 flow through shares at a price of 20 cents per share. On July 11, 2008 it raised $640,000 through the issuance of 3,764,706 flow through shares at a price of 17 cents per share. The company is still in negotiations with multiple parties to add to its treasury through financing exercises.

In July GNH engaged Auburn Partners Inc. as strategic investor relations consultants to the company. Auburn Partners has focused on developing and expanding Golden Hope Mines' communications with the investment community through a comprehensive investor relations program.

During the year ended December 31, 2007, 2,630,000 options were exercised to purchase common shares at a price of $0.15 per share for $394,500 cash, 400,000 options were exercised to purchase common shares at a price of $0.20 per share for $80,000 cash an additional 50,000 options were exercised to purchase common shares at a price of $0.35 per share for $17,500 cash and 1,452,800 warrants were exercised to purchase common shares at a price of $0.20 per share for $290,560 cash.

On February 22, 2008, 40,000 options were exercised by a Director to purchase common shares at a price of $0.15 per share for $6,000 cash.

As at September 30, 2008 the Company's cash, cash equivalents and short-term investments were $492,483.

Results of Operations

Summary of Quarterly Results

The following tables set out financial performance highlights for the last eight quarters and were prepared in accordance with Canadian GAAP.

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	30-Sep-08	30-Jun-08	31-Mar-08	31-Dec-07	30-Sep-07	30-Jun-07	31-Mar-07	31-Dec-06
Revenues	$155	$1.463	$7,217	$9,880	$24,588	$30,618	$28,360	$7,680
Expenses	168,950	77,844	255,978	1,402,289	588,009	321,822	262,990	1,467,494
Net income (loss)	(168,795)	(76,381)	(248,761)	(1,392,409)	(563,421)	(291,204)	(234,630)	(1,459,814)
Net income (loss) per share	$(0.01)	$(0.01)	$0.01	$(0.02)	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Cash flow from (used in) operations	93,808	(142,831)	(110,483)	(679,760)	(476,644)	(442,732)	(528,129)	543,752
Cash & cash equivalents, end of period	492,483	325,123	358,314	775,577	2,040,616	2,660,000	3,194,888	3,888,343
Assets	12,057,535	12,138,036	11,283,207	11,461,198	11,705,747	11,905,454	11,828,829	12,210,970

Long-term liabilities	0	0	0	0	0	0	0	0
Dividends	0	0	0	0	0	0	0	0

Golden Hope's operations during the nine month period ended September 30, 2008 were focused on exploration. During the nine month period ended September 30, 2008, the Company's expenses decreased to $502,772 from $1,172,821 for the nine month period ended September 30, 2007 due to decreased overhead costs associated with the closing of the executive office formerly located in Montreal. For this reason, the Company's net loss for the nine month period ended September 30, 2008 decreased to $493,937 from $1,089,255 for the nine month period ended September 30, 2007.

Summary of Annual Results

The following tables set out financial performance highlights for the past three fiscal years, prepared in accordance with Canadian GAAP.

	Twelve months ended December 31, 2007	**Twelve months ended December 31, 2006**	**Twelve months ended December 31, 2005**
Revenues	93,446	$7,680	0
Expenses	2,575,110	1,431,932	73,405
Net income (loss)	(2,481,664)	(1,424,252)	(73,405)
Net income (loss) per share	$(0.05)	$(0.05)	$(0.01)
Cash flow from (used in) operations	(2,127,265)	(55,001)	(68,499)
Cash & cash equivalents, end of period	775,577	3,888,343	3,343
Assets	11,461,198	7,210,970	7,322,200
Long-term liabilities	0	0	0
Dividends	0	0	0

Off-Balance Sheet Arrangements

The Corporation has no off-balance sheet arrangements.

Transactions with Related Parties

Notes for $30,000 are receivable from a company in which the Vice President and a director of the Company has an interest, are non-interest bearing, unsecured and due on or before March 31, 2008.

By directors' resolution dated April 9, 2008, it was resolved that the president of the Company be paid a salary of $150,000 for the year ended December 31, 2008 and receive a 1% bonus on financings when he's actively involved.

The Company was charged management fees and salaries in the amount of $105,600 (2007 - $126,800) by the current president of the Company. He also charged bonuses of $10,700 in connection with the private placements of $1,070,000 during the period. In addition, the Company made statutory employer contributions of $3,045 (2007 – nil) on his behalf.

The Company was charged management fees in the amount of $72,000 (2007 - $64,000) by 9132-8757 Qubec Inc., a company owned by the vice-president of the Company. He also charged a bonus of $10,700 in connection with the private placements of $1,070,000 during the period.

During the period, the Company was charged nil (2007 - $18,750) consulting geological fees by another director.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Changes in Accounting Policies

Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") under CICA Handbook Section 1530 "Comprehensive Income" ("Section 1530"), Section 3251 "Equity", Section 3855 "Financial Instruments – Recognition and Measurement" ("Section 3855"), Section 3861 "Financial Instruments – Disclosure and Presentation" and Section 3865 "Hedges". These new sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but thar are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Under Section 3855, all financial instruments are classified into one of five categories: held-for-trading, held-to maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification as follows: (1) held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; (2) available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is unrecognized or impaired; and (3) all derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal sale normal purchase exemption and changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

As a result of the adoption of these new standards, the Company has classified its cash as held-for-trading.

Receivables are classified as loans and receivables. Accounts payable and accrued liabilities are classified as other financial liabilities, all of which are measured at amortized cost.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability.

As a result of the application of Section 3855, the Company has determined that no adjustment is necessary to the opening deficit balance.

Asset Retirement Obligations

The Company follows CICA Handbook Section 3110 "Asset Retirement Obligations" which establishes standardsfor asset retirement obligations and associated retirement costs related to site reclamation and abandonment. The fair value of the liability for an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset,

The liability is increased over time to reflect an accretion element considered in the intial measurement at fair value. As at September 30, 2008 the Company has not incurred any significant asset retirement obligations related to the exploration and development of its mineral properties.

Impact of accounting policies not yet adopted

In December 2006, the Canadian Institute of Chartered Accountants published new Section 1535, "Capital Disclosures". The new section establishes standards for disclosing information about an entity's capital and how it is managed. This new standard is effective for fiscal years beginning on or after October 1, 2007 and the Company implemented it as of January 1, 2008. The new accounting standard only addresses disclosures and will have no impact on the Company's financial results.

In June 2007, the Canadian Institute of Chartered Accountants modified Section 1400, "General Standards of Financial Statement Presentation", in order to require that management make an assessment of the Company's ability as a going concern over a period which is at least, but is not limited to, twelve months from the balance sheet date. These new requirements are effective for fiscal years beginning on or after January 1, 2008 and the

Company implemented them as of January 1, 2008. The new requirements only address disclosures and will have no impact on the Company's financial results.

Financial Instrument-Disclosures, Section 3862, describes the required disclosures related to the significance of financial instrument on the entity's financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. The section complements the principles of recognition, measurement and presentation of financial instruments of section 3855, Financial instrument-Recognition and Measurement.

Section 3863 Financial Instruments-Presentation. This section establishes standards for presentation of financial instruments and non-financial derivatives. It complements standards of Section 3861 Financial Instruments-Disclosures and Presentation. The Company is currently evaluating the impact of the adoption of this new Section on the financial statements.

Risk Considerations

Nature of Mineral Exploration and Development Projects

Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that exploration efforts will continue to be successful. Success in establishing reserves is a result of a number of factors, including the quality of management, the Company's level of geological and technical expertise, the quality of land available for exploration and other factors. Once mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities.

Because of these uncertainties, no assurance can be given that exploration programs will result in the establishment or expansion of resources or reserves. Whether a resource deposit will ultimately be commercially viable depends on a number of factors, including the particular attributes of the deposit such as the deposit's size; its proximity to existing infrastructure; financing costs and the prevailing prices for the applicable minerals. Development projects have no operating history upon which to base estimates of future cash operating costs. Particularly for development projects, resource estimates and estimates of cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies, which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns could differ significantly from those estimated for a project before production. It is not unusual for new mining operations to experience problems during the start-up phase, and delays in the commencement of production often can occur. The Company's business of exploring for mineral resources involves a variety of operational, financial and regulatory risks that are typical in the natural resource industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and the Company's common shares should be considered speculative.

There can be no assurance that any funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding through third party financing or cost sharing arrangements. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or projects, or that they can be secured on competitive terms.

Proposed Transactions

There are no material decisions by the board of directors of the Company with respect to any imminent or proposed transactions that have not been disclosed.

Critical Accounting Estimates

Critical accounting estimates represent estimates that are highly uncertain and for which changes in those estimates could materially impact the financial statements. The following accounting estimates are critical: the measurement of future income tax assets and liabilities and assessment of the need to record valuation

allowances against those assets; valuation of options; and capitalized mineral property and deferred exploration expenditures.

Costs relating to the acquisition, exploration and development of non-producing resource properties are capitalized until such time as either economically recoverable reserves are established or the properties are sold or abandoned. Based on the results at the conclusion of each phase of an exploration program, management re-evaluates properties that are not suitable as prospects to determine if future exploration is warranted, and that carrying values are appropriate. The decision to capitalize exploration expenditures and the timing of the recognition that capitalized exploration is unlikely to have future economic benefits can materially affect the reported earnings of the Corporation.

Summary of Significant Accounting Policies

The accompanying Financial Statements have been prepared on the basis of accounting principles applicable to a going concern which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company is in the process of exploring its resource properties and has not yet determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for resource properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mining claims, the ability of the Company to obtain necessary financing to complete the development, future profitable production and the support of the Company's trade creditors.

The Financial Statements do not give effect to any adjustments to the amount of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the ordinary course of business.

Mining Claims

Mining claims are carried at cost until they are brought into production at which time they are depleted on a unit-of-production basis.

Exploration expenditures relating to mining claims are deferred until the properties are brought into production at which time they are amortized on a unit-of-production basis.

The cost of claims abandoned or sold and the deferred exploration costs relating to claims abandoned or sold are charged to operations in the current year.

If, in the opinion of management, the results of exploration are not sufficiently promising to warrant further work, or further development has not occurred over a three-year period there is a presumption of impairment and, accordingly, the carrying values will be written down to a nominal carrying value.

Administrative Expenses

Administrative expenses are charged to operations in the year incurred.

Stock-based Compensation

The Company accounts for stock-based compensation in accordance with CICA Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments". This standard requires that stock-based payments to non-employees and direct awards of stock to employees and non-employees are accounted for using a fair-value method of accounting.

Flow-through Shares

The Company will from time to time issue flow-through shares to finance a portion of its capital expenditure program. Pursuant to the terms of flow-through share agreements, the tax deductions associated with the expenditures are renounced to the subscribers. Accordingly, share capital will be reduced and a future tax liability

will be recorded equal to the estimated amount of future income taxes payable by the Company as a result of the renunciations, when the renunciations are made.

Earnings per Share

Basic income per share is computed using the weighted *average* number of common shares outstanding during the year. Diluted income per share is computed using the weighted *average* number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options and warrants using the treasury stock method.

Mining Claims and Deferred Exploration Expenditures

	Opening	Additions	Government Grant	Closing
Bellechasse, Panet and Ware Townships, Quebec				
Acquisition	$ 933,053	$ 495,000	$ -	$ 1,428,053
Exploration	9,144,986	1,052,868	(420,490)	9,777,364
Pembroke, Maine, USA				
Acquisition	166,051	860	-	166,911
	$10,244,090	$ 1,548,728	$(420,490)	$11,372,328

Bellechasse, Panet and Ware Townships Property

The Company holds a block of contiguous claims subject only to a 10% net profit royalty. The claims were acquired from Gold Belt Mining Ltd.

Pursuant to an agreement dated August 13, 1990, as amended, the Company acquired an option to earn a 100% interest in 4 claims for $400,000, subject only to a 5% net profits royalty on net profits in excess of $250,000.

On November 19, 2007, the Company acquired the remaining interest in claims located in Bellechasse Township, Quebec, for $275,000 on the following terms: (i) the issue of 166,668 common shares of the Company valued at $0.30 for $50,000 in order to earn an additional 25% interest; (ii) $100,000 cash payable on or before May 10, 2008 in order to earn an additional 25% interest and (iii) $125,000 cash payable on or before November 28, 2008 in order to earn the remaining 25% interest. The claims would not be subject to any royalties.

On March 3, 2008, the Company acquired five additional contiguous claims located in Bellechasse Township, Quebec on the following terms: (i) $25,000 cash payment and the issue of 200,000 common shares of the Company valued at $0.22 for $44,000 upon signing the agreement and (ii) the issue of 200,000 common shares of the Company valued at $0.22 for $44,000 on or before December 31, 2008. The claims would not be subject to any royalties.

On June 17,2008, as amended September 5, 2008, the Company acquired twenty-two additional contiguous claims located in Bellechasse Township, Quebec on the following terms; (i) $25,000 cash payment and the issue of 80,000 common shares values at $0.12 for $9,600 upon signing the agreement; (ii) $35,000 cash payment, the issue of 120,000 common shares valued at $0.12 for $14,400 and property expenditures of $50,000 on or before September 5, 2009; (iii) $75,000 cash payment, the issue of 150,000 common shares values at $0.12 for $18,000 and property expenditures of $75,000 on or before September 5, 2010 and (iv) property expenditures of $100,000 on or before September 5, 2011. The claims would not be subject to any royalties.

The property now consists of approximately 1,300 claims for a total of 47,837 hectares (118,205 acres).

On August 8, 2008, the Company received a grant of $420,490 from the Ministry of Revenue of Quebec in connection with expenditures on the property for the year ended December 31, 2007.

Pembroke, Maine, USA

Pursuant to an agreement dated October 1, 2007, the Company had purchased the surface rights in certain properties located in Pembroke in the State of Maine, U.S.A. and described as follows:

Mains Property - containing approximately 160 acres.

Gardner Property - containing approximately 67 acres.

Part of Wilder Property - containing approximately 15 acres.

The properties were acquired for $122,375 ($125,000 USD).

On May 15, 2007, the Company reached a settlement agreement for the purchase of the land located in Pembroke, Washington County, U.S.A., being the northwestern half of lot number six (6) in the fourth (4th) range, containing approximately 100 acres, from Irene and Gary Moore, for a total settlement amount of $41,056 ($36,000 USD).

Accounts payable and accrued liabilities

Included in accounts payable is an accrual for a judgement rendered on December 2, 2004 against the company in the amount of $79,833. At September 30, 2008, this amount is still outstanding and bears interest plus costs.

Also included in accounts payable is an accrued liability of $175,000 for the purchase of the remaining 50% interest in claims in Bellechasse Township, Quebec, pursuant to the agreement of November 19, 2007. An accrued liability of $44,000 has been recorded for the acquisition of claims located in Bellechasse Township, Quebec on March 3, 2008. An accrued liability of $99,400 has been recorded for the acquisition of claims located in Bellechasse Township, Quebec on June 17, 2008, as amended September 5, 2008.

Long-term debt

An accrued long-term liability of $248,000 has been recorded for the acquisition of claims located in Bellechasse Township, Quebec on June 17, 2008, as amended September 5, 2008.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is generated and reported to senior management, including President and Secretary, as appropriate to permit timely decisions and to permit timely and accurate public disclosure.

Management, including the President and Secretary, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of September 30, 2008. Based on this evaluation, the President and Secretary have concluded that the Company's disclosure controls and procedures, as defined in Multilateral Instrument 52-109 (Certification of Disclosure in Issuers' Annual and Interim Filings), are effective to ensure that information required to be disclosed in reports filed or submitted by the Company under applicable Canadian Securities Legislation is recorded, processed, summarized and reported within the time limits specified in such rules.

For further information regarding the company, see the Company's documents filed on www.sedar.com or visit www.goldenhopemines.com.

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